Via Facsimile and U.S. Mail
Mail Stop 6010


January 31, 2006


Mr. Barry W. Weiner
President, Chief Financial Officer, and Director
Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, NY  11735

Re:	Enzo Biochem, Inc.
	Form 10-K for the Fiscal Year Ended July 31, 2004
	Filed October 14, 2004
	File No. 001-09974

Dear Mr. Weiner:


	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief